

Mail Stop 4628

December 28, 2017

Via E-mail
Sergei Krylov
Chief Financial Officer
Approach Resources Inc.
One Ridgmar Centre
6500 West Freeway, Suite 800
Fort Worth, TX 76116

> **Re:** **Approach Resources Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2016**
> **Filed March 10, 2017**
> **File No. 001-33801**

Dear Mr. Krylov:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2016

Properties, page 31

Proved Undeveloped Reserves, page 33

1. Expand the disclosure relating to your proved undeveloped reserves to provide an appropriate narrative explanation for the changes relating to each line item entry within your reconciliation, such as extensions and discoveries, acquisitions or divestitures, and revisions of previous estimates. Your explanation should reconcile the overall change for the line item by separately identifying and quantifying each factor, including any offsetting factors, so that the change in net reserves between periods is fully explained. Your disclosure of revisions in the previous estimates of reserves in particular should identify such factors as changes caused by commodity prices, well performance,

unsuccessful and/or uneconomic proved undeveloped locations or the removal of proved undeveloped locations due to changes in a previously adopted development plan. Refer to Item 1203(b) of Regulation S-K.

2.   You disclose that you converted 1,376 Mboe of proved undeveloped reserves to developed status during 2016, equating to approximately 1.3% of the total prior year-end proved undeveloped reserves. In comparison, you disclose 97,502 MBoe in total proved undeveloped reserves to be converted to developed status over the next five years. Given that this rate of development, if sustained, would not be sufficient to develop your reserves over the next five years, disclose the reasons for the limited progress made during 2016 and explain how your plans relating to the conversion of your remaining proved undeveloped reserves have changed to ensure that your reserve estimates adhere to the criteria in Rule 4-10(a)(31)(ii) of Regulation S-X. Please note, disclosure under Item 1203(c) of Regulation S-K should inform readers regarding progress, or lack thereof, and any factors that impacted progress in converting proved undeveloped reserves to developed status.

3.   Provide us with your development schedule, indicating for each future annual period, the number of gross wells to be drilled along with the net quantities of proved reserves and estimated capital expenditures necessary to convert all of the proved undeveloped reserves disclosed as of December 31, 2016 to developed status.

4.   We note disclosure in your current Form 10-K and in each of your annual filings since December 31, 2012 indicating that you reclassified previously disclosed proved undeveloped reserves to unproved reserves for locations that are no longer expected to be developed within five years of their initial disclosure as proved undeveloped reserves.

Provide us with an explanation in reasonable detail explaining the reason for the successive nature of these revisions.

Refer to the guidance associated with Question 131.04 in our Compliance and Disclosure Interpretations (C&DIs), and tell us the extent to which all of the proved undeveloped locations in the development schedule as of December 31, 2016, 2015, 2014, 2013 and 2012 were part of an adopted development plan that was reviewed and approved by management, and approved by the Board of Directors, if such approval is required. You may find the C&DIs on our website at the following address:

http://www.sec.gov/divisions/corpfin/guidance/oilandgas-interp.htm.

5.   Please additionally provide us with a schedule by year beginning with December 31, 2012 and for each subsequent year-end, through December 31, 2016 showing:

- The date of initial disclosure for each proved undeveloped location that was reclassified and removed from the proved undeveloped reserves at each balance sheet date.

- The total number of gross proved undeveloped locations at each balance sheet date that were scheduled to be drilled and completed and the total number of such locations that were actually drilled and completed in the subsequent twelve month period.

- The total capital expenditure amounts relating to the proved undeveloped locations that were scheduled to be drilled and completed in the subsequent twelve month period and the actual amounts incurred in the subsequent twelve month period.

- Detailed explanations for all material changes to the previously scheduled activities.

Furnish the materials requested in comments 3 and 5 in hard copy format and on digital media such as a flash drive. If you would like to have these supplemental materials returned to you, comply with the provisions of Rule 418(b) of Regulation C, which provides for the return of supplemental information as long as certain express conditions are met.

If you wish to request confidential treatment of those materials which they are in our possession, follow the procedures set forth in Rule 83 of the Freedom of Information Act.

Please direct these items to:
U.S. Securities and Exchange Commission
100 F Street NE
Mail Stop 4628
Washington, DC 20549-4628
Attn: John Hodgin, Petroleum Engineer

Oil and Gas Production, Production Prices and Production Costs, page 36

6.   Tell us how you considered the requirements with regard to disclosure of production, by final product sold, for each field and/or geological formation that contains 15% or more of your total proved reserves. Refer to Item 1204(a) of Regulation S-K and Rule 4-10(a)(15) of Regulation S-X.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact John Hodgin, Petroleum Engineer, at (202) 551-3699 with questions regarding engineering comments. Please contact me at (202) 551-3745 with any other questions.

Sincerely,

/s/ Brad Skinner for

H. Roger Schwall
Assistant Director
Office of Natural Resources